As filed with the Securities and Exchange Commission on September 22, 2005
Registration No. xxx-xxxxxx

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM S-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
PDG ENVIRONMENTAL, INC.
(Exact name of Registrant as specified in its charter)

Delaware	22-2677298
(State or jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)
1386 Beulah Road, Building 801,
Pittsburgh, Pennsylvania 15235
(412) 243-3200
(Address and telephone number of principal executive offices)
John Regan
Chief Executive Officer
PDG Environmental, Inc.
1386 Beulah Road, Building 801,
Pittsburgh, Pennsylvania 15235
(412) 243-3200
(Name, address and telephone number of agent for service)

Copies to:
James D. Chiafullo, Esq.
Marc Taxay, Esq.
Cohen & Grigsby, PC
11 Stanwix Street, 15th Floor
Pittsburgh, PA 15222
(412) 297-4900

     Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.
     If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box: ☑
     If the Registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. ☑
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 Registration Statement number of the earlier effective Registration Statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 Registration Statement number of the earlier effective Registration Statement for the same offering. ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐
CALCULATION OF REGISTRATION FEE

Title of		Proposed	Proposed
Securities	Amount	Maximum	Maximum	Amount of
to be	to be	Offering Price	Aggregate	Registration
Registered	Registered(1)(2)	per Share(3)	Offering Price	Fee
Common Stock,	16,442,709	$2.275	$37,407,162	$4,402.82 (3)
$0.02 par value:

(1) Represents (i) 1,666,667 shares of common stock outstanding and (ii) 5,500,000 shares of common stock issuable on the conversion of the Series C Convertible Preferred Stock, (iii) 1,512,500 shares of common stock issuable upon exercise of certain outstanding warrants with an exercise price of $1.11, (iv) 1,512,500 shares of common stock issuable upon exercise of certain outstanding warrants with an exercise price of $1.33, (v) 458,333 shares of common stock issuable upon exercise of certain outstanding warrants with an exercise price of $1.11, (vi) 458,334 shares of common stock issuable upon exercise of certain outstanding warrants with an exercise price of $1.33, (vii) 1,375,000 shares of common stock issuable on the conversion of the Series C Convertible Preferred Stock which is issuable upon the exercise of certain outstanding warrants for Series C Convertible Preferred Stock with an exercise price of $1.00, (viii) 378,125 shares of common stock issuable on the exercise of certain outstanding warrants with an exercise price of $1.11 received upon the exercise of certain outstanding warrants for Series C Convertible Preferred Stock with an exercise price of $1.00 and (ix) 378,125 shares of common stock issuable on the exercise of certain outstanding warrants with an exercise price of $1.33 received upon the exercise of certain outstanding warrants for Series C Convertible Preferred Stock with an exercise price of $1.00.
(2) The number of shares of common stock covered by this registration statement includes 125% of the maximum number of shares of common stock issued or issuable upon conversion of the Series C preferred stock or exercise of warrants. This registration statement shall also cover any additional shares of common stock which become issuable by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of outstanding shares of common stock of the registrant.
(3) Estimated solely for the purpose of computing the registration fee required by the Securities Act and computed pursuant to Rule 457 of the Securities Act of 1933 and is based upon the average of the high and low prices on the OTC Bulletin Board on September 21, 2005

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION ACTING PURSUANT TO SAID SECTION 8(A) MAY DETERMINE.

     THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE RELATED REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.
SUBJECT TO COMPLETION, DATED SEPTEMBER 22, 2005
PROSPECTUS
PDG ENVIRONMENTAL, INC.
16,442,709 Shares of
Common Stock

     This prospectus relates to the resale by the selling stockholders listed in this prospectus of up to 16,442,709 shares of our common stock we previously issued in a private placement. The selling stockholders will receive all of the proceeds from the sale of shares of common stock hereunder. We will receive the proceeds from any cash exercise of the warrant by the selling stockholders. The shares offered by this prospectus may be sold from time to time by the selling stockholders listed at prevailing market prices or prices negotiated at the time of sale. The securities offered by this prospectus were issued to the selling stockholders in a transaction exempt from registration under the Securities Act of 1933, as amended.
     Our common stock is listed on the OTC Bulletin Board Quotation System, or the OTCBB, under the symbol “PDGE.” On September 21, 2005, the last reported sale price of our common stock on the OTCBB was $2.40
     This prospectus is accompanied by a copy of our Annual Report on Form 10-K for the fiscal year ended January 31, 2005, as amended on Form 10-K/A-1 filed May 31, 2005, as further amended on Form 10-K/A-2 filed June 10, 2005, as further amended on Form 10-K/A-3 filed September 8, 2005, and as further amended on Form 10-K/A-4 filed September 22, 2005our Quarterly Report on Form 10-Q for the quarter ended April 30, 2005, as amended on Form 10-Q/A filed on September 8, 2005, and our Quarterly Report on Form 10-Q for the quarter ended July 31, 2005, as well as reports filed on Form 8-K since the date of our annual report.

     This investment involves a high degree of risk. Please carefully consider the “Risk Factors” beginning on page 4 of this prospectus.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 22, 2005.

     You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer to sell these securities in any state where the offer is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of the shares.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
     This prospectus includes or incorporates by reference “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words, “anticipate,” “believe,” “estimate,” “will,” “may,” “intend” and “expect” and similar expressions generally identify forward-looking statements. Although we believe that our plans, intentions and expectations reflected in the forward-looking statements are reasonable, we cannot be sure that they will be achieved. These forward-looking statements are not guarantees of future performance and concern matters that involve risks and uncertainties that could cause our actual results to differ materially from those in the forward-looking statements. These risks and uncertainties include those described in “Risk Factors” and elsewhere in this prospectus. Important factors that could cause actual results to differ materially from our forward-looking statements are also set forth in the section entitled “Factors Affecting Future Results” appearing in our Annual Report on Form 10-K for the year ended January 31, 2005 (and any amendments thereto) and other documents that we subsequently file with the Commission, and in the section entitled “Risk Factors” in any supplements to this prospectus that we may file. These factors are not intended to represent a complete list of the general or specific factors that may affect us. It should be recognized that other factors, including general economic factors and business strategies, may be significant, presently or in the future, and the factors set forth in this prospectus may affect us to a greater extent than indicated. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this prospectus. Except as required by law, we undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

SUMMARY
     We are an environmental and specialty contracting services company specializing in asbestos and lead abatement, insulation, microbial remediation, disaster response, loss mitigation and reconstruction, demolition and related services. We provide our services throughout the United States through our wholly-owned operating subsidiaries, Project Development Group, Inc., PDG, Inc. and Enviro-Tech Abatement Services, Inc.
     During the past fiscal year we derived the majority of our revenues from the abatement of asbestos but have broadened our offering of services to include a number of complementary services which utilize our existing infrastructure and personnel. Revenue is generated from periodic progress billings on large contracts and single project billings on small, short duration projects.
     We were incorporated in Delaware in 1987. Our executive offices are located at PDG Environmental, Inc., 1386 Beulah Road, Building 801, Pittsburgh, Pennsylvania 15235. Our telephone number is (412) 243-3200. Unless otherwise indicated, all references to us also include our subsidiaries.
RECENT DEVELOPMENTS
     On April 29, 2005, we entered into an agreement to sell our 50% ownership interest in IAQ Training Institute, a Pennsylvania general partnership, for $50,000. The transaction is effective as of March 31, 2005 and will result in an approximate $50,000 gain to us which we will recognize in the first quarter of fiscal 2006.
     On May 18, 2005 Sky Bank increased the amount available under the base line of credit from $6.5 million to $8 million and extended the maturity date to June 6, 2007. Additionally, the interest rate on the line of credit was lowered from prime plus 1% to prime plus 1/4% and the Chief Executive Officer’s limited personnel guarantee was removed. A term loan of $400,000 for equipment purchases was also approved. The term loan matures in June 2009 with an interest rate of 7.25%. The related loan documents were finalized and executed on June 22, 2005.
     On July 6, 2005, we completed a private placement transaction pursuant to which we sold 1,666,667 shares of our common stock and warrants exercisable for up to 833,334 shares of our common stock to a group of investors (the “Common Stockholders”) for an aggregate purchase price of $1,500,000. In addition, we completed a private placement transaction pursuant to which we issued 5,500 shares of Series C Convertible Preferred Stock (the “Series C Preferred”) and warrants exercisable for up to 3,437,500 shares of our common stock and for up to 1,375 shares of Series C Preferred to a group of investors (the “Preferred Stockholders”) for an aggregate purchase price of $5,500,000. In connection with the private placements, we entered into registration rights agreements with the Common Stockholders and Preferred Stockholders. Under these registration rights agreements, we agreed to file with the Securities and Exchange Commission (“SEC”) this registration statement for the purpose of registering the resale of the common stock and the shares of common stock underlying the convertible securities we issued in the private placements.
     On August 25, 2005, we completed an Asset Purchase Agreement, (the “Agreement”), for the acquisition of certain assets related to provision of emergency response, loss mitigation, restoration and reconstruction business of Flagship Services, Group, Inc., Flagship Reconstruction Partners, Ltd., Flagship Reconstruction Associates — Commercial, Ltd., and Flagship Reconstruction Associates — Residential, Ltd. (“Flagship”), for $5,250,000 in cash paid at closing, a promissory note for $750,000 at an interest of 6% due one-year from the closing, 236,027 shares of our restricted common stock valued at $250,000 ($1.06 per share), a warrant to purchase up to 250,000 shares of our restricted common stock at an exercise price of $1.00 and a warrant to purchase up to 150,000 shares of the our common stock at an exercise price of $1.06. The warrants expire five years from the date of closing. The Agreement also includes earn-out provisions over the first eighteen-month period commencing on the closing date, pursuant to which we are required to pay 35% of the net earnings of the former Flagship operation in excess of $500,000. Roy

Petersen, the principal owner of Flagship, entered into an eighteen-month employment and non-competition agreement with us.
     On September 8, 2005 Sky Bank permanently increased the line of credit to $11 million, subject to finalization of the loan documentation. Additionally, the interest rate on the line of credit may be lowered from the current prime plus 1/4% rate to a London Interbank Offer Rate (“LIBOR”) based pricing upon the attainment of certain operating leverage ratio. The initial LIBOR rate would be LIBOR plus 2.75% but could decrease to LIBOR plus 2.25% upon the attainment of improved operating leverage ratios.
RISK FACTORS
     Please carefully consider the specific factors set forth below as well as the other information contained in, or incorporated by reference into, this prospectus before purchasing shares of our common stock. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below.
A significant portion of our revenue in fiscal 2005 was derived from emergency response work relative to the hurricanes that hit the United States. For fiscal 2006 we again expect to derive a significant amount of revenue from our emergency response and restoration work relative to Hurricane Katrina. Emergency response and restoration contracts relative to hurricanes present many unique challenges.
     In fiscal 2005 approximately 25% of our revenues were derived from emergency response work relative to the four hurricanes that hit the southeastern United States. For fiscal 2006 we again expect to derive a significant amount of revenue from our emergency response and restoration work relative to Hurricane Katrina. There can be no assurance that the magnitude of revenues generated in fiscal 2006 will be of the magnitude of the revenues realized in 2005 or that the emergency response and restoration contracts will be profitable or as profitable as those in fiscal 2005. The infrastructure of New Orleans and the Gulf Coast was extensively damages by Hurricane Katrina, which will present many unique challenges to our personnel as they attempt to complete the projects that we have received.
The timing of cash flow is difficult to predict, and any significant delay in the contract cycle could materially impair our cash flow.
     The timing of our cash receipts from accounts receivable is unpredictable. In many cases we are a subcontractor to the general contractor on the project and, therefore, we often must collect outstanding accounts receivable from the general contractor, which, in turn, must collect from the customer. As a result, we are dependent upon the timing and success of the general contractor in collecting accounts receivable as well as the credit worthiness of the general contractor and the customer. Additionally, many of our contracts provide for retention of a portion of our billings until the project has been accepted by the owner. As our activities are usually early in the contract cycle, if we are acting as a subcontractor, the retainage (typically 5% to 10% of the contract value) may be held until the project is complete. This time frame may be many months after our completion of our portion of the contract. This delay further subjects us to the credit risk associated with the general contractor and the owner of the project. We can and often do avail ourselves of lien rights and other security common to the construction industry to offset the aforementioned credit risk. Unexpected delays in receiving amounts due from customers can put a strain on our cash availability and cause us to delay payments to vendors and subcontractors. Additionally, even if we have successfully completed our work on a project and there are no disputes regarding our performance of such work, any disputes between the general contractor and the owner regarding other aspects of the completed projects by entities other than us could result in further delays, or could prevent, payment for our work.
We are dependent upon our line of credit to finance operations, and the failure to maintain the line of credit would have a material adverse effect on our operations.

     We currently have an $11.0 million line of credit from our financial institution Sky Bank. We rely significantly upon our line of credit in order to operate our business. The line of credit and term loan is secured by a “blanket” security interest in the assets of the Company and a mortgage on the real estate owned by the Company. The line of credit expires on June 6, 2007. We expect that we will be able to maintain our existing line of credit (or to obtain replacement or additional financing) when it expires on June 6, 2007 or becomes fully utilized. However, there can be no assurance that such additional financing will be obtainable on favorable terms, if at all. An inability to maintain an adequate line of credit could result in limitations on our ability to bid for new or renew existing contracts, which could have a material adverse effect on our financial condition and results of operations.
If we were unable to maintain adequate insurance and sufficient bonding capacity, our operations would be significantly impaired.
     The number and size of contracts that the Company can perform is directly dependent upon its ability to obtain sufficient insurance and bonding. We maintain an insurance and bonding program consistent with our operational needs. However, there have been events in the national economy which have adversely affected the major insurance and surety companies. This has resulted in a tightening of the insurance and bonding markets, which has resulted in increasing costs and the availability of certain types of insurance and surety capacity either decreasing or becoming non-existent. We do not know whether our current insurance and bonding programs will be sufficient to satisfy our needs in the future. To secure the surety bonds, Mr. Regan, our Chief Executive Officer, has provided a limited personal guarantee to our surety. Mr. Regan is under no obligation to provide such guarantee in the future. If such programs are insufficient or if Mr. Regan elects not to provide such guarantee in the future, we may be unable to secure and perform contracts, which would substantially impair our ability to operate our business.
     Additionally, we may incur liabilities that may not be covered by insurance policies, or, if covered, the dollar amount of such liabilities may exceed our policy limits. Such claims could also make it more difficult for us to obtain adequate insurance coverage in the future at a reasonable cost. A partially or completely uninsured claim, if successful and of significant magnitude, could cause us to suffer a significant loss and reduce cash available for our operations.
As of January 31, 2005, we had a material weakness in our internal control over financial reporting.
     We have been advised of a material weakness in our internal controls relating to the accuracy and timeliness of our financial reporting. In connection with the audit of our financial statements for the fiscal year ended January 31, 2005, our auditors notified our management and Audit Committee of the existence of “material weaknesses” in our internal controls relating to changes in the rules associated with the advent of the Public Company Accounting Oversight Board (“PCAOB”). A material weakness is defined as a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.
     Although we have identified remedial measures we will take to address the material weaknesses in our internal controls described above, our independent auditors have not formally evaluated these measures. Any failure to remediate the material weaknesses reported by our independent auditors or to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results, cause us to fail to meet our reporting obligations subject us to increased risk of errors and fraud related to our financial statements or result in material misstatements in our financial statements. Any such failure also could adversely affect the results of the periodic management evaluations and annual auditor attestation reports regarding the effectiveness of our “internal control over financial reporting” that will be required when the Securities and Exchange Commission’s rules under Section 404 of the Sarbanes-Oxley Act of 2002 become applicable to us beginning with our Annual Report on Form 10-K for the year ending January 31, 2007 to be filed in early 2007. Inadequate internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.
If our accounting controls and procedures are circumvented or otherwise fail to achieve their intended purposes, our business could be seriously harmed.
     We are in the process of documenting and testing our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our Independent Auditors addressing these assessments. As indicated in the previous risk factor, our auditors have identified material weaknesses in our internal control over financial reporting. During the course of our testing we may identify other deficiencies. We may not be able to remediate such material weakness and deficiencies in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Moreover, effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important to helping prevent financial fraud. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our stock could drop significantly. In addition, we cannot be certain that additional material weaknesses or significant deficiencies in our internal controls will not be discovered in the future.
Even if our internal controls over financial reporting and disclosure controls are effective, they may not prevent all instances of accounting fraud.
     Although we evaluate our disclosure controls and procedures as of the end of each fiscal quarter, we may not be able to prevent all instances of accounting errors or fraud in the future. Controls and procedures do not provide absolute assurance that all deficiencies in design or operation of these control systems, or all instances of errors or fraud, will be prevented or detected. These control systems are designed to provide reasonable assurance of achieving the goals of these systems in light of legal requirements, company resources and the nature of our business operations. However, these control systems remain subject to risks of human error and the risk that controls can be circumvented for wrongful purposes by one or more individuals in management or non-management positions. The Company’s business could be seriously harmed by any material failure of these control systems.
If the Company’s insurance costs increase significantly, these incremental costs could negatively affect its financial results.
     Environmental remediation operations may expose our employees and others to dangerous and potentially toxic quantities of hazardous products. Such products can cause cancer and other debilitating diseases. Although we take extensive precautions to minimize worker exposure and has not experienced any such claims from workers or others, there can be no assurance that, in the future, it will avoid liability to persons who contract diseases that may be related to such exposure. Such persons potentially include employees, persons occupying or visiting facilities in which contaminants are being, or have been, removed or stored, persons in surrounding areas, and persons engaged in the transportation and disposal of waste material. In addition, we are subject to general risks inherent in the construction industry. We may also be exposed to liability from the acts of our subcontractors or other contractors on a work site. The costs related to obtaining and maintaining workers compensation, professional and general liability insurance and health insurance has been increasing. If the cost of carrying this insurance continues to increase significantly, the Company will recognize an associated increase in costs that may negatively impact its margins. This could have an adverse impact on the Company’s financial condition and the price of its common stock.
We depend upon a few key employees and the loss of these employees would severely impact us.

     Our success is dependent upon the efforts of our senior management and staff. None of our executives are legally bound to remain employed for any specific term except for our Chief Executive Officer, John Regan, who has a three-year employment agreement, expiring March 15, 2007. If key individuals leave us, we could be adversely affected if suitable replacement personnel are not quickly recruited. Our future success depends on our ability to continue to attract, retain and motivate qualified personnel. There is competition for qualified personnel and in some markets there is a shortage of qualified personnel in the businesses in which we operate. If we are unable to continue to attract or retain highly qualified managerial, technical and marketing personnel, the development, growth and future success of our business could be adversely affected.
A significant number of our contracts are awarded via competitive bid and are priced as fixed fees, and a failure to accurately estimate the cost of such work could result in significant financial losses.
     A significant amount of our business is performed on a contract basis as a result of competitive bidding and is priced at fixed fees. We must estimate the costs involved with the applicable job prior to submitting a bid and, therefore, if awarded the job bear the risk if actual costs exceed the estimated costs. Cost overruns on projects covered by such contracts, due to such things as unanticipated price increases, unanticipated problems, inefficient project management, inaccurate estimation of labor or material costs or disputes over the terms and specifications of contract performance or change orders, could have a material adverse effect on the Company and its operations. In addition, in order to remain competitive in the future, the Company may have to continue to enter into more fixed price contracts.
The environmental remediation business is subject to significant government regulations, and the failure to comply with any such regulations could result in fines or injunctions, which could materially impair or even prevent the operation of our business.
     The environmental remediation business is subject to substantial regulations promulgated by governmental agencies, including the Environmental Protection Agency, various state agencies and county and local authorities acting in conjunction with such federal and state entities. These federal, state and local environmental laws and regulations, which govern, among other things, the discharge of hazardous materials into the air and water, as well as the handling, storage, and disposal of hazardous materials and the remediation of contaminated sites. Our businesses often involve working around and with volatile, toxic and hazardous substances and other highly regulated materials, the improper characterization, handling or disposal of which could constitute violations of U.S. federal, state or local laws and regulations and result in criminal and civil liabilities. Environmental laws and regulations generally impose limitations and standards for certain pollutants or waste materials and require us to obtain a permit and comply with various other requirements. Governmental authorities may seek to impose fines and penalties on us, or revoke or deny issuance or renewal of operating permits, for failure to comply with applicable laws and regulations. We are also exposed to potential liability for personal injury or property damage caused by any release, spill, exposure or other accident involving such substances or materials.
     The environmental health and safety laws and regulations to which we are subject are constantly changing, and it is impossible to predict the effect of such laws and regulations on us in the future. We cannot predict what future changes in laws and regulations may be or that these changes in the laws and regulations will not cause us to incur significant costs or adopt more costly methods of operation.
     The microbial remediation portion of our business currently is largely unregulated. As this business grows it is likely that government regulation will increase. We cannot predict how the regulations may evolve or whether they may require increased capital and/or operating expenditures to comply with the new regulations.
The failure to obtain and maintain required governmental licenses, permits and approvals could have a substantial adverse effect on our operations.

     The portions of the environmental and specialty contracting industry are highly regulated. In portions of our business we are required to have federal, state and local governmental licenses, permits and approvals for its facilities and services. We cannot assure you as to the successful outcome of any pending application or demonstration testing for any such license, permit or approval. In addition our existing licenses, permits and approvals are subject to revocation or modification under a variety of circumstances. Failure to obtain timely, or to comply with the conditions of, applicable licenses, permits or approvals could adversely affect our business, financial condition and results of operations. As our business expands and as new procedures and technologies used in our business are introduced, we may be required to obtain additional operating licenses, permits or approvals. We may also be required to obtain additional operating licenses, permits or approvals if new environmental legislation or regulations are enacted or promulgated or existing legislation or regulations are amended, reinterpreted or enforced differently than in the past. Any new requirements that raise compliance standards may require us to modify our procedures and technologies to conform to more stringent regulatory requirements. There can be no assurance that we will be able to continue to comply with all of the environmental and other regulatory requirements applicable to all of the various business we operate.
The receipt of contract awards is unpredictable, and the failure to adjust our overhead structure to meet an unexpected decline in revenue could significantly impact our net income.
     We are an environmental and specialty contractor and as such are affected by the timing of the award of large contracts. Therefore, backlogs, revenues and income are subject to significant fluctuation between quarters and years. Since our overhead structure is reasonably fixed, we may not be able to rapidly adjust our operating expenses to meet an unexpected decline in revenue, which could materially and adversely affect revenue and net income.
Our credit facility contains restrictive covenants that limit our financial and operational flexibility and our ability to pay dividends.
     Our credit facility contains restrictive covenants that limit our ability to incur debt, require us to maintain financial ratios, such as a debt service coverage ratio and leverage ratio and restrict our ability to pay dividends. Our ability to comply with these covenants may be affected by events beyond our control, including prevailing economic, financial and industry conditions and we may be unable to comply with these covenants in the future. A breach of any of these covenants could result in a default under this credit facility. If we default, our lender will no longer be obligated to extend revolving loans to us and could declare all amounts outstanding under our credit facility, together with accrued interest, to be immediately due and payable. If we were unable to repay those amounts, our lender could proceed against the collateral granted to it to secure the indebtedness. The result of these actions would have a significantly negative impact on our results of operations and financial condition
     These restrictions may also adversely affect our ability to conduct and expand our operations. Adequate funds may not be available when needed or may not be available on favorable terms. Even if adequate funds are available, our credit facility may restrict our ability to raise additional funds. If we are unable to raise capital, our finances and operations may be adversely affected.
The environmental remediation and specialty contracting industry is highly competitive and we face substantial competition from other companies.
     The environmental remediation and specialty contracting industries are very competitive. Many of our competitors have greater financial, managerial, technical and marketing resources than we have. To the extent that competitors possess or develop superior or more cost-effective environmental remediation solutions or field service capabilities, or otherwise possess or acquire competitive advantages compared to us, our ability to compete effectively could be materially adversely affected.
Our operating results may vary from quarter to quarter, causing our stock price to fluctuate.

     Our operating results have in the past been subject to quarter-to-quarter fluctuations, and we expect that these fluctuations will continue, and may increase in magnitude, in future periods. Demand for our services is driven by many factors, including national and regional economic trends, the occurrence of unanticipated natural disasters, changes in governmental regulation and our success in being awarded contracts, among other items. These fluctuations in customer demand for our services can create corresponding fluctuations in period-to-period revenues, and we therefore cannot assure you that our results in one period are necessarily indicative of our revenues in any future period. In addition, the number and timing of large individual contracts are difficult to predict, and large individual sales have, in some cases, occurred in quarters subsequent to those we anticipated, or have not occurred at all. The loss or deferral of one or more significant contracts in a quarter could harm our operating results. It is possible that in some quarters our operating results will be below the expectations of public market analysts or investors. In such events, or in the event adverse conditions prevail, the market price of our common stock may decline significantly. It is also possible that in some quarters our operating results, particularly with respect to disaster response, will be unusually high due to the occurrence of unanticipated natural disasters. In these situations, our operating results in subsequent financial quarters may decline, which could cause a decline in the market price of our common stock.
We cannot give any assurance that we will be able to secure additional financing to meet its future capital needs.
     Our long-term capital requirements will depend on many factors, including, but not limited to, cash flow from operations, the level of capital expenditures, working capital requirements and the growth of our business. We may need to incur additional indebtedness or raise additional capital to fund the capital needs of its operations or related to growth. To the extent additional debt financing cannot be raised on acceptable terms, we may need to raise additional funds through public or private equity financings. No assurance can be given that additional debt or equity financing will be available or that, if either or such financing is available, the terms of such financing will be favorable to us or to our stockholders. If adequate funds are not available, we may be required to curtail its future operations significantly or to forego expansion opportunities.
Voting control is held by our directors, officers and a significant stockholder, whose interest may conflict with ours.
     Currently our directors and officers as a group beneficially own approximately 23% of our voting securities. Accordingly, acting together, they may be able to substantially influence the election of directors, management and policies and the outcome of any corporate transaction or other matter submitted to its stockholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets.
     In addition, Barron Partners, LP beneficially owns approximately 17% of our voting securities. Accordingly, they may be able to substantially influence the election of directors, management and policies and the outcome of any corporate transaction or other matter submitted to its stockholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets. From time to time, Barron Partners, LP may have interests that differ from those of our other stockholders.
There may be limited liquidity in our common stock and its price may be subject to fluctuation.

     Our common stock is currently traded on the OTC Bulletin Board and there is only a limited market for our common stock. We cannot provide any assurances that we will be able to have our common stock listed on an exchange or quoted on Nasdaq or that we will continue to be quoted on the OTC Bulletin Board. If there is no market for trading our common stock, our stockholders will have substantial difficulty in trading in it and the market price of our common stock will be materially and adversely affected.
SEC rules concerning sales of low-priced securities may hinder re-sales of our common stock.
     Because our common stock has a market price that is less than five dollars per share and our common stock is not listed on an exchange or quoted on Nasdaq and is traded on the OTC Bulletin Board, brokers and dealers who handle trades in our common stock are subject to certain SEC rules when effecting trades in our common stock. Additionally, the compensation that the brokerage firm and the salesperson handling a trade receive and legal remedies available to the buyer are also subject to SEC rules. These requirements may hinder re-sales of our common stock and may adversely affect the market price of the common stock.
Our strategy will include making additional acquisitions that may present risks to the business.
     Making additional strategic acquisitions is part of our strategy. For example, on August 25, 2005, we completed the acquisition of certain assets of Flagship and its affiliated companies. Our ability to make acquisitions will depend upon identifying attractive acquisition candidates and, if necessary, obtaining financing on satisfactory terms. Acquisitions may pose certain risks to us. These risks include the following:
•	we may be entering markets in which we have limited experience;

•	the acquisitions may be potential distractions to us and may divert resources and managerial time;

•	it may be difficult or costly to integrate an acquired business’ financial, computer, payroll and other systems into our own;

•	we may have difficulty implementing additional controls and information systems appropriate for a growing company;

•	some of the acquired businesses may not achieve anticipated revenues, earnings or cash flow;

•	we may have unanticipated liabilities or contingencies from an acquired business;

•	we may have reduced earnings due to amortization expenses, goodwill impairment charges, increased interest costs and costs related to the acquisition and its integration;

•	we may finance future acquisitions by issuing common stock for some or all of the purchase price which could dilute the ownership interests of the stockholders;

•	acquired companies will have to become, within one year of their acquisition, compliant with SEC rules relating to internal control over financial reporting adopted pursuant to the Sarbanes-Oxley Act of 2002;

•	we may be unable to retain management and other key personnel of an acquired company; and

•	we may impair relationships with an acquired company’s employees, suppliers or customers by changing management.

     If we are unsuccessful in meeting the challenges arising out of our acquisitions, our business, financial condition and future results could be materially harmed. Additionally, to the extent that the value of the assets acquired in any prior or future acquisitions, including goodwill or intangible assets with indefinite lives, becomes impaired, we would be required to incur impairment charges that would affect earnings. Such impairment charges could reduce our earnings and have a material adverse effect on the market value of the Company’s common stock.
Under certain circumstances, holders of the Series C Preferred may require us to redeem their preferred stock at a redemption amount in excess of the face value of the Series C Preferred.
     Under certain circumstances, holders of our Series C Preferred outstanding may require us to redeem their preferred stock at a pre-determined redemption amount (as defined in the Certificate of Designation), which may exceed the face value of the Series C Preferred, including, without limitation, in the following circumstances: (a) if we fail to obtain stockholder approval to increase the number of authorized shares of our common stock from 30,000,000 shares to at least 60,000,000 shares, (b) if the registration statement has not been declared effective by the 210th day after the date of issuance or if use of the registration Statement is suspended for any period in excess of the permitted blackout period, (c) if we fail to remove any restrictive legend on any certificate or any shares of common stock issued to the Preferred Stockholders (other than during a permitted black-out period as defined in the Certificate of Designation), (d) upon a bankruptcy event, (e) upon a sale of all or substantially all of the assets or merger of us or (f) the Company fails to comply in all material respects with certain specified covenants set forth in the Securities Purchase Agreement with the Preferred Stockholders or the Registration Rights Agreement with the Preferred Stockholders.
Holders of the Series C Preferred may limit us from taking certain actions which may be in the best interest of the common stockholders.
     Holders of the Series C Preferred have no voting rights, except as required by law. However, as long as any shares of Series C Preferred remain outstanding, we cannot take the following corporate actions without the separate class vote or written consent of a majority of the then outstanding Series C Preferred: (i) alter the rights or preferences or privileges of the Series C Preferred, or increase the authorized number of shares of Series C Preferred, (ii) issue any shares of Series C Preferred or warrants to purchase additional shares of common stock at specified exercise prices other than pursuant to the Securities Purchase Agreement with Preferred Stockholders, (iii) redeem, repurchase or otherwise acquire, or declare or pay any cash dividend or distribution on, any class of stock ranking junior to the Series C Preferred with respect to liquidation, (iv) increase the par value of the common stock or (v) cause or authorize any subsidiary of us to engage in any of the foregoing actions. In addition, as long as 250 shares of Series C Convertible Series C Preferred remain outstanding, we cannot take the following corporate actions without the separate class vote or written consent of a majority of the then outstanding Series C Preferred: (i) alter the rights, preferences or privileges of any capital stock of us so as to affect adversely the Series C Preferred, (ii) create or issue any class of stock ranking senior to, or on equal basis with, the Series C Preferred with respect to liquidation, (iii) issue any debt securities or incur any indebtedness that would have any preferences over the Series C Preferred upon liquidation of us, or redeem, repurchase, prepay or otherwise acquire any outstanding debt securities or indebtedness of us (subject to certain exceptions), (iv) sell or otherwise transfer 10% or more of our assets (subject to certain exceptions), (v) enter into any agreement, commitment, understanding or other arrangement to take any of the foregoing actions or (vi) cause or authorize any subsidiary of us to engage in any of the foregoing actions.
We are required to file and to keep effective a shelf registration statement for stockholders and if we are unable to do so for the required period we may be required to make additional payments to the holders of the Series C Preferred and the conversion price for the Series C Preferred may be reset at a lower rate subjecting current common stockholders to further dilution.
     In connection with the private placements, we entered into registration rights agreements with the Common Stockholders and Preferred Stockholders. Under these registration rights agreements, we agreed to file this registration statement for the purpose of registering the resale of the common stock and the shares of common stock underlying the convertible securities we issued in the private placements. The registration rights agreements require us to keep the registration statement effective for a specified period of time. In the event that the registration statement is not filed or declared effective within the specified deadlines or is not effective for any period exceeding a permitted Black-Out Period, then we will be obligated to pay the Common Stockholders up to 12% of their purchase price per annum. Additionally, the Preferred Stockholders are entitled to have the conversion price of the Series C Convertible Preferred Stock reset if we do not have the registration statement effective within 145 days of closing and the initial reset price (90% of the five (5) trading days subsequent to the expiration of the 145-day period, volume weighted) is less than the current conversion price of $1.00 per share. Furthermore, the Preferred Stockholders shall have the conversion price of the Series C Preferred reset if we do not have the Registration Statement effective within 180 days of closing and the second reset price (90% of the five (5) trading days subsequent to the expiration of the 180-day period, volume weighted) is less than the conversion price in effect at that time. The initial reset price and the second reset price will be subject to a floor of $0.68 per share.
We are required to keep effective a shelf registration statement for certain selling stockholders and if we are unable to do so for the required period we may be charged substantial liquidated damages.
     On March 4, 2004 we completed a private placement transaction pursuant to which we sold 1,250,000 shares of our common stock (the “Shares”) to Barron Partners, LP for an aggregate purchase price of $500,000. In addition, we issued two warrants to Barron Partners, LP exercisable for shares of our common stock (the “Warrant Shares”). In connection with these transactions, we entered into a Registration Rights Agreement with Barron Partners, LP. Under this agreement, we were required to file within ninety (90) days of closing a registration statement with the U.S. Securities and Exchange Commission for the purpose of registering the resale of the Shares and the Warrant Shares. The U.S. Securities and Exchange Commission declared our registration statement effective on June 30, 2004. We are required to keep the registration statement effective until the earlier of two years from the closing date or such time as the remaining Shares and Warrant Shares may be sold under Rule 144 in any three-month period, subject to permitted Black-Out Periods (as defined in the Registration Rights Agreement). In the event that the registration statement is not effective for any period exceeding a permitted Black-Out Period, then we will be obligated to pay Barron Partners, LP liquidated damages equal to 18% of its purchase price per annum.
USE OF PROCEEDS
     We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders listed in this prospectus. Any proceeds received by us upon the cash exercise of the warrants will be used for general corporate purposes, including capital expenditures and to meet working capital needs. General corporate purposes may also include, without limitation, repayment of debt, capital expenditures, possible acquisitions, investments and any other purposes that we may specify in any prospectus supplement.

THE SELLING STOCKHOLDERS
     This prospectus relates to the offer and sale of 16,442,709 shares of our common stock by the selling stockholders identified below. In July of 2005, we issued and sold common stock, redeemable convertible preferred stock and the warrants to purchase shares of common stock to the selling shareholders in a private placement transaction exempt from registration under the Securities Act of 1933. We are filing the registration statement of which this prospectus is a part pursuant to the provisions of the registration rights agreement discussed elsewhere in this prospectus. The term “selling stockholders” includes the securityholders and its pledgees, donees, transferees and other successors in interests.
     The selling stockholders may from time to time offer and sell pursuant to this prospectus any or all of such shares of common stock. Because the selling stockholders is not obligated to sell any shares of common stock, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate how many shares of common stock the selling stockholders will beneficially own after this offering. For purposes of this            table, however, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholders. Information concerning the selling stockholders may change from time to time and changed information will be presented in a supplement to this prospectus if and when required. None of the selling stockholders is, nor has been during the last three years, affiliates of ours or had a material relationship with us or our predecessor or our affiliates.
     The following table sets forth certain information known to us with respect to the beneficial ownership of our common stock as of September xx, 2005 by each of the selling stockholders. Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission, and includes voting or investment power with respect to shares. Unless otherwise indicated below, to our knowledge, all stockholders named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the stockholders named below.
     This table is prepared based on information supplied to us by the listed selling stockholders. This table assumes that the selling stockholders sells all of the shares offered under this prospectus. However, because the selling stockholders may offer from time to time all or some of its shares under this prospectus, or in another permitted manner, no assurances can be given as to the actual number of shares that will be sold by the selling stockholders or that will be held by the selling stockholders after completion of the sales. In addition, the shares beneficially owned after the offering does not reflect the possible sale of additional shares of common stock, the resale of which has been registered by us pursuant to separate registration statements. Information concerning the selling stockholders may change from time to time and changed information will be presented in a supplement to this prospectus if and when required.

					Share of Common
	Shares of Common				Stock Beneficially
	Stock Beneficially		Number of Shares		Owned After the
	Owned Before the Offering(1)		Being Offered(2)		Offering(3)
Name

Selling Stockholders	Number	Percentage

Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio(4)	800,000	4.99%	5,718,750	(5)	0

The Tail Wind Fund, Ltd.(6)	792,889	4.99%	1,520,834	(7)	0

The Lakeview Fund, LP.(8)	786,778	4.99%	1,260,417	(9)	0

Enable Growth Partners, LP.(10)	800,000	4.99%	1,125,000	(11)	0

Levy Family Partners, LLC.(12)	788,833	4.99%	895,833	(13)	0

Rodman & Renshaw LLC.(14)	760,416	4.82%	760,416	(15)	0

Omicron Master Trust(16)	541,667	3.46%	541,667	(17)	0

Nite Capital LP.(18)	416,667	2.71%	416,667	(19)	0
Diamond Opportunity Fund, LLC.(20)	416,667	2.71%	416,667	(21)	0

Solomon Strategic Holdings, Inc.	229,167	1.48%	229,167	(22)	0

Enable Opportunity Partners LP(23)	187,500	1.21%	187,500	(24)	0

John A. Selzer	166,666	1.09%	166,666	(25)	0

(1)	Pursuant to a security purchase agreement in connection with a private placement of the Company’s securities, certain of the selling stockholders purchased Series C convertible preferred stock and warrants to acquire Series C convertible preferred stock and warrants to acquire common stock. However, as a result of conversion blockers that limit the holders of the Series C convertible preferred stock and warrants to convert or exercise such securities, as the case may be, such selling stockholders’ aggregate beneficial ownership, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, is limited to 4.99% of the total issued and outstanding common stock of the Company as of the date of this prospectus. As a result, the information regarding beneficial ownership of our common stock by certain of the selling stockholders will not equal the maximum number of shares being offered by such selling stockholders in the table above.

(2)	Because of our agreement to register 125% of the number of shares of common stock issued or issuable upon conversion of the Series C preferred stock, exercise of the warrants and as payment of the premium on the Series C preferred stock, the information regarding the total maximum number of shares being offered by all of the selling stockholders in the table above will not equal the number of shares of common stock covered by this registration statement.

(3)	We are unable to determine the exact number of shares that will actually be sold pursuant to this prospectus. For purposes of this table, we have assumed that the selling stockholders will have sold all of the shares covered by this prospectus upon completion of the offering. The calculation of the maximum number of the shares beneficially owned after the offering do not take into account the limitations on beneficial ownership discussed above.

(4)	Pursuant to an investment agreement, RG Capital Management, L.P. (“RG Capital”) serves as the investment manager of Radcliffe SPC, Ltd,’s Class A Convertible Crossover Segregated Portfolio. RGC Management Company, LLC (“Management”) is the general partner of RG Capital. Steve Katznelson and Gerald Stahlecker serve as the managing members of Management. Each of RG Capital, Management and Messrs. Katznelson and Stahlecker disclaims beneficial ownership of the securities owned by the selling stockholder.

(5)	Consists of (i) 3,812,500 shares of common stock issuable upon conversion of Series C convertible preferred stock (including 762.5 shares of Series C convertible preferred stock issuable upon the exercise of a preferred stock warrant issued to the selling stockholder) and (ii) 1,906,250 shares of common stock that may be acquired pursuant to preferred stock purchase warrants (including warrants to acquire 381,250 shares of common stock issuable upon the exercise of preferred warrants issued to the selling stockholder).

(6)	Tail Wind Advisory & Management Ltd., a UK corporation authorized and regulated by the Financial Services Authority of Great Britain (“TWAM”), is the investment manager for The Tail Wind Fund Ltd., and David Crook is the CEO and controlling shareholder of TWAM. Each of TWAM and David Crook expressly disclaims any equitable or beneficial ownership of the shares being registered hereunder and held by The Tail Wind Fund Ltd.

(7)	Consists of (i) 138,889 shares of common stock, (ii) 69,445 shares of common stock that may be acquired pursuant to warrants issued in connection with the issuance of such shares of common stock, (iii) 700,000 shares of common stock that may be acquired pursuant to the conversion of Series C convertible preferred stock, (iv) 350,000 shares of common stock that may be acquired pursuant to warrants issued in connection with the issuance of such shares of preferred stock, (v) 175,000 shares of common stock issuable upon conversion of 175,000 shares of Series C convertible preferred stock which the selling stockholder may acquire pursuant to a preferred stock warrant for 175,000 shares of Series C convertible preferred stock, and (vi) 87,500 shares of common stock that may be acquired pursuant to common stock purchase warrants which may be acquired upon exercise of such preferred stock warrant.

(8)	Ari Levy, as Chief Investment Officer of Lakeview Fund LP, has voting and dispositive power over the shares held by the selling stockholder. Mr. Levy disclaims beneficial ownership of these shares.

(9)	Consists of (i) 277,778 shares of common stock, (ii) 138,889 shares of common stock that may be acquired pursuant to warrants issued in connection with the issuance of such shares of common stock, (iii) 450,000 shares of common stock that may be acquired pursuant to the conversion of Series C convertible preferred stock, (iv) 225,000 shares of common stock that may be acquired pursuant to warrants issued in connection with the issuance of such shares of preferred stock, (v) 112,500 shares of common stock issuable upon conversion of 112,500 shares of Series C convertible preferred stock which the selling stockholder may acquire pursuant to a preferred stock warrant for 112,500 shares of Series C convertible preferred stock and (vi) 56,250 shares of common stock that may be acquired pursuant to common stock purchase warrants which may be acquired upon exercise of such preferred stock warrant.

(10)	Brendan O’Neil, as a principal of Enable Growth Partners LP, has voting and dispositive power over the shares held by the selling stockholder. Mr. O’Neil disclaims beneficial ownership of these shares.

(11)	Consists of (i) 600,000 shares of common stock that may be acquired pursuant to the conversion of Series C convertible preferred stock, (ii) 300,000 shares of common stock that may be acquired pursuant to warrants issued in connection with the issuance of such shares of preferred stock, (iii) 150,000 shares of common stock issuable upon conversion of 150,000 shares of Series C convertible preferred stock which the selling stockholder may acquire pursuant to a preferred stock warrant for 150,000 shares of Series C convertible preferred stock, and (iv) 75,000 shares of common stock that may be acquired pursuant to common stock purchase warrants which may be acquired upon exercise of such preferred stock warrant.

(12)	Alfredo Botty, as Managing Director of Levy Family Partners, LLC, has voting and dispositive power over the shares held by the selling stockholder. Mr. Botty disclaims beneficial ownership of these shares.

(13)	Consists of (i) 222,222 shares of common stock, (ii) 111,111 shares of common stock that may be acquired pursuant to warrants issued in connection with the issuance of such shares of common stock, (iii) 300,000 shares of common stock that may be acquired pursuant to the conversion of Series C convertible preferred stock, (iv) 150,000 shares of common stock that may be acquired pursuant to warrants issued in connection with the issuance of such shares of preferred stock, (v) 75,000 shares of common stock issuable upon conversion of 75,000 shares of Series C convertible preferred stock which the selling stockholder may acquire pursuant to a preferred stock warrant for 75,000 shares of Series C convertible preferred stock and (vi) 37,500 shares of common stock that may be acquired pursuant to common stock purchase warrants which may be acquired upon exercise of such preferred stock warrant.

(14)	Rodman & Renshaw LLC, a selling stockholder, served as the placement agent in connection with the July 2005 private placements and received a cash fee and warrants in connection therewith. Tom Pinou, as Chief Financial Officer of Rodman & Renshaw LLC, has voting and dispositive power over the shares held by the selling stockholder. Mr. Pinou disclaims beneficial ownership of these shares.

(15)	Consists of (i) 222,222 shares of common stock and (ii) 538,194 shares of common stock that may be acquired pursuant to warrants issued in connection with the issuance of such shares of common stock.

(16)	Omicron Capital, L.P., a Delaware limited partnership (“Omicron Capital”), serves as investment manager to Omicron Master Trust, a trust formed under the laws of Bermuda (“Omicron”), Omicron Capital, Inc., a Delaware corporation (“OCI”), serves as general partner of Omicron Capital, and Winchester Global Trust Company Limited (“Winchester”) serves as the trustee of Omicron. By reason of such relationships, Omicron Capital and OCI may be deemed to share dispositive power over the shares of our common stock owned by Omicron, and Winchester may be deemed to share voting and dispositive power over the shares of our common stock owned by Omicron. Omicron Capital, OCI and Winchester disclaim beneficial ownership of such shares of our common stock. Omicron Capital has delegated authority from the board of directors of Winchester regarding the portfolio management decisions with respect to the shares of common stock owned by Omicron and, as of September 22, 2005, Mr. Olivier H. Morali and Mr. Bruce T. Bernstein, officers of OCI, have delegated authority from the board of directors of OCI regarding the portfolio management decisions of Omicron Capital with respect to the shares of common stock owned by Omicron. By reason of such delegated authority, Messrs. Morali and Bernstein may be deemed to share dispositive power over the shares of our common stock owned by Omicron. Messrs. Morali and Bernstein disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such delegated authority. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock being offered by Omicron.

(17)	Consists of (i) 111,111 shares of common stock, (ii) 55,556 shares of common stock that may be acquired pursuant to warrants issued in connection with the issuance of such shares of common stock, (iii) 200,000 shares of common stock that may be acquired pursuant to the conversion of Series C convertible preferred stock, (iv) 100,000 shares of common stock that may be acquired pursuant to warrants issued in connection with the issuance of such shares of preferred stock, (v) 50,000 shares of common stock issuable upon conversion of 50,000 shares of Series C convertible preferred stock which the selling stockholder may acquire pursuant to a preferred stock warrant for 50,000 shares of Series C convertible preferred stock, and (vi) 25,000 shares of common stock that may be acquired pursuant to common stock purchase warrants which may be acquired upon exercise of such preferred stock warrant.

(18)	Keith Goodman, as Manager of the General Partner of Nite Capital LP, has voting and dispositive power over the shares held by the selling stockholder. Mr. Goodman disclaims beneficial ownership of these shares.

(19)	Consists of (i) 277,778 shares of common stock and (ii) 138,889 shares of common stock that may be acquired pursuant to warrants issued in connection with the issuance of such shares of common stock.

(20)	Richard Marks has voting and dispositive power over the shares held by Diamond Opportunity Fund, LLC. Mr. Marks disclaims beneficial ownership of these shares.

(21)	Consists of (i) 277,778 shares of common stock and (ii) 138,889 shares of common stock that may be acquired pursuant to warrants issued in connection with the issuance of such shares of common stock.

(22)	Consists of (i) 27,778 shares of common stock, (ii) 13,889 shares of common stock that may be acquired pursuant to warrants issued in connection with the issuance of such shares of common stock, (iii) 100,000 shares of common stock that may be acquired pursuant to the conversion of Series C convertible preferred stock, (iv) 50,000 shares of common stock that may be acquired pursuant to warrants issued in connection with the issuance of such shares of preferred stock, (v) 25,000 shares of common stock issuable upon conversion of 25,000 shares of Series C convertible preferred stock which the selling stockholder may acquire pursuant to a preferred stock warrant for 25,000 shares of Series C convertible preferred stock and (vi) 12,500 shares of Common Stock that may be acquired pursuant to common stock purchase warrants which may be acquired upon exercise of such preferred stock warrant.

(23)	Brendan O’Neil, as a principal of Enable Opportunity Partners, LP, has voting and dispositive power over the shares held by the selling stockholder. Mr. O’Neil disclaims beneficial ownership of these shares.

(24)	Consists of (i) 100,000 shares of common stock that may be acquired pursuant to the conversion of Series C convertible preferred stock, (ii) 50,000,000 shares of common stock that may be acquired pursuant to warrants issued in connection with the issuance of such shares of preferred stock, (iii) 25,000 shares of common stock issuable upon conversion of 25,000 shares of Series C convertible preferred stock which the selling stockholder may acquire pursuant to a preferred stock warrant for 25,000 shares of Series C convertible preferred stock and (vi) 12,500 shares of Common Stock that may be acquired pursuant to common stock purchase warrants which may be acquired upon exercise of such preferred stock warrant.

(25)	Consists of (i) 111,111 shares of common stock and (ii) 55,555 shares of common stock that may be acquired pursuant to warrants issued in connection with the issuance of such shares of common stock.
     We intend to seek qualification for sale of the securities in those states where the securities will be offered. That qualification is necessary to resell the securities in the public market. The securities can only be offered if they are qualified for sale or are exempt from qualification in the states in which the selling stockholders or proposed purchasers reside. There is no assurance that the states in which we seek qualification will approve of the security resales.
PLAN OF DISTRIBUTION
     We are registering 16,442,709 shares of our common stock under this prospectus on behalf of the selling stockholders listed in this prospectus. All of the shares offered are being sold by the selling stockholders. We will not realize any proceeds from the sale of the shares by the selling stockholders. The selling stockholders will sell at a price per share based on the prevailing market prices or privately negotiated prices quoted on the OTC Bulletin. The shares covered by this prospectus may be offered and sold from time to time by the selling stockholder. As used in this prospectus, the term “selling stockholder” includes pledgees, donees, transferees and other successors in interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge or other non-sale related transfer. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The selling stockholders may sell their shares by one or more of, or a combination of, the following methods:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account pursuant to this prospectus;

•	an over-the-counter or an exchange distribution in accordance with the rules of the applicable exchange;

•	in privately negotiated transactions;

•	in option transactions;

•	settlement of short sales entered into after the date of this prospectus;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

•	any other method permitted pursuant to applicable law.
     In addition, the selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.
     Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated prior to the sale, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440. The selling stockholders do not expect these commission or discounts to exceed what is customary in the types of transactions involved.
     In connection with the sale of the common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).
     The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).
     We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.
     Because selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. Each selling stockholder has advised us that they have not entered into any written or oral agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders. We have agreed to keep this registration statement of which this prospectus constitutes a part, effective until the earlier of (i) such time as all of the shares held by the selling stockholders may be sold to the public without registration or restriction pursuant to Rule 144(k) of the Securities Act, in the reasonable opinion of counsel to the Companyor (ii) such time as all of the shares covered by this prospectus have been sold pursuant to and in accordance with the registration statement. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.
DESCRIPTION OF CAPITAL STOCK
The shares registered pursuant to the registration statement, of which this prospectus is a part, are shares of common stock, all of the same class and entitled to the same rights and privileges as all other shares of our common stock.
We are authorized to issue up to 30,000,000 shares of common stock, $0.02 par value per share, and 5,000,000 shares of preferred stock, 1,000,000 of which have been designated as cumulative convertible series A preferred stock, $0.01 par value per share, and 100 of which have been designated as cumulative convertible series B preferred stock, $0.01 par value per share, 6,875 of which have been designated as Series C Preferred and 3,993,205 of which remain undesignated. As of September 21, 2005, there were 15,245,968 shares of common stock issued and outstanding, 36,510 shares of our common stock held in our treasury and no shares of our series A preferred stock or series B preferred stock issued and outstanding. All shares of series A preferred stock and series B preferred stock were issued and converted into common stock and may not be reissued in the future. Pursuant to our July 2005 private placement, we have issued warrants to purchase (a) 416,667 shares of our common stock for $1.11 per share, (b) 416,667 shares of our common stock for $1.33 per share, (c) 1,375,000 shares of our common stock for $1.11 per share and (d) 1,375,000 shares of our common stock for $1.33 per share. In addition, we have also issued warrants to purchase up to (x) 343,750 shares of our common stock for $1.11 per share and (y) 343,750 shares of our common stock for $1.33 per share. The terms of the warrants and our recent private placement are more particularly described in the quarterly and current reports included with this prospectus.
As of September 21, 2005, our common stock is held by 2,021 stockholders of record. All shares of common stock outstanding are validly issued, fully paid and non-assessable.
Common Stock
Each share of our common stock entitles the holder to one (1) vote, either in person or by proxy, on all matters submitted to a vote of our stockholders. The stockholders are not permitted to vote their shares cumulatively. Subject to the preferences that may be applicable to any outstanding series of preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available. Our ability to pay dividends is prohibited due to limitations imposed by our banking agreement, which requires the prior consent of the bank before dividends are declared. Holders of our common stock have no preemptive rights or rights to convert their common stock into any other securities under the Company’s charter documents. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of liquidation preferences, if any, on any outstanding shares of common stock and payment of claims to creditors. All outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of common stockholders are subject to the rights of the stockholders of any series of preferred stock, which we may designate and issue in the future.
We have not declared nor paid any cash dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future. Our ability to currently pay dividends is prohibited due to limitations imposed by our banking agreement, which requires the prior consent of the bank before dividends are declared.

Registration Rights
As part of our issuance of common stock in our recent private placement, we agreed to register all of the shares at our expense. If we do not have an effective registration statement related to the shares within 145 days of filing this registration statement, we are required to pay the investors a cash penalty of 1% of their invested amount on a monthly basis until the registration statement becomes effective.
Preferred Stock
          Our board of directors is authorized, without further stockholder action, to issue up to an aggregate of 4,999,990 shares of preferred stock in one or more series and to fix the voting rights, liquidation preferences, dividend rights, repurchase rights, conversion rights, redemption rights and terms, including sinking fund provisions, and certain other rights and preferences, of the preferred stock. Our Board of directors may, without stockholder approval, issue shares of a class or series of preferred stock with voting and conversion rights which could adversely affect the voting power and dividend rights of the holders of common stock and may have the effect of delaying, deferring or preventing a change in control.
          In connection with the private placement transaction with the Preferred Stockholders that was completed on July 6, 2005, we designated 6,875 shares of our preferred stock as Series C Convertible Preferred Stock, of which 5,500 shares were issued and outstanding as of September 21, 2005.
          The Certificate of Designation, Preferences and Rights of Series C Preferred Stock (the “Certificate of Designation”), which is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part, sets forth the rights and preferences of the Series C Convertible Preferred Stock (the “Series C Preferred”).
          Rank. The Series C Preferred will rank as follows:
(i)	prior to the Company’s common stock, and any class or series of capital stock of the Company hereafter created unless the terms of which expressly provide that such class or series ranks senior or on parity with the Series C Preferred as to distributions upon a liquidation and the creation of which has been approved by the holders of a majority of the shares of Series C Preferred then outstanding;

(ii)	on parity with any class or series of capital stock of the Company hereafter created, the terms of which expressly provide that such class or series ranks on parity with the Series C Preferred as to distributions upon a liquidation and the creation of which has been approved by the holders of a majority of the shares of Series C Preferred then outstanding; and

(iii)	junior to any class or series of capital stock of the Company hereafter created, the terms of which expressly provide that such class or series ranks senior to the Series C Preferred as to distributions upon a liquidation and the creation of which has been approved by the holders of a majority of the shares of Series C Preferred then outstanding.
          Dividend. The Series C Preferred bears no dividends.
          Optional Conversion. The Series C Preferred has a face value of $1,000 per share and is convertible at any time at the option of the holder into shares of common stock (“Conversion Shares”) at the initial conversion price of $1.00 per share, subject to certain adjustments including (a) stock splits, stock dividends, combinations, reclassifications, mergers, consolidations, sales or transfers of our assets, share exchanges or other similar events, (b) certain anti-dilution adjustments, including for issuances of common stock for consideration below the conversion price and (c) one-time conversion price resets if (1) the PIPE Registration Statement is not declared effective within 145 from the date of closing and such failure was the result of the breach of certain of our obligations under the Preferred Registration Statement or the Preferred Registration Statement is not declared effective within 180 days from the closing date for any reason and (2) if the volume-weighted average sales price for the five (5) trading days immediately following such date is less than the conversion price in effect on that date (provided that no conversion price shall be reset to an amount less than $0.68 per share).
          Mandatory Conversion. Beginning 120 days following effectiveness of the PIPE Registration Statement (subject to extension for each trading day that sales cannot be effected thereunder), we may mandatorily convert the shares of Series C Preferred into shares of common stock, if the following conditions are satisfied: (a) the average closing bid price of our common stock during any 20 consecutive trading day period is greater than 150% of the conversion price, (b) the PIPE Registration Statement is currently effective, (c) all shares of common stock issuable upon conversion of the Series C Preferred and exercise of the warrants issued in the private placement with the Preferred Stockholders are duly authorized, reserved for issuance, and listed or eligible to be traded on the Nasdaq National Market, the Nasdaq SamllCap Market, the New York Stock Exchange, the American Stock Exchange or the Bulletin Board, (d) no redemption has occurred without having been fully cured, (e) all amounts then accrued and payable under the Certificate of Designation and the Registration Rights Agreement (other than the accrued premium) shall have been paid, (f) no mandatory conversions have occurred in the previous 30 trading days and (g) the maximum number of shares of common stock issued upon such mandatory conversion does not exceed 100% of the total 5 day trading volume of our common stock for the 5 trading day period preceding the mandatory conversion date.
          Payment of Premium. A cumulative premium accrues and is payable with respect to each share of Series C Preferred equal to 8% of the stated value per annum. The premium is payable upon the earlier of: (a) the time of conversion in such number of shares of common stock determined by dividing the accrued premium by the conversion price or (b) the time of redemption in cash by wire transfer of immediately available funds. If the Series C Preferred is converted into our common share, the accrued but unpaid dividends will be also converted at the conversion rate then in effect.
          Voting Rights. The Series C Preferred has no voting rights, except as required by law. However, as long as any shares of Series C Convertible Preferred Stock remain outstanding, we cannot take the following corporate actions without the separate class vote or written consent of a majority of the then outstanding Series C Preferred: (i) alter the rights or preferences or privileges of the Series C Preferred, or increase the authorized number of shares of Series C Preferred, (ii) issue any shares of Series C Preferred or warrants to purchase additional shares of common stock at specified exercise prices other than pursuant to the Securities Purchase Agreement with Preferred Stockholders, (iii) redeem, repurchase or otherwise acquire, or declare or pay any cash dividend or distribution on, any class of stock ranking junior to the Series C Preferred with respect to liquidation, (iv) increase the par value of the common stock or (v) cause or authorize any subsidiary of us to engage in any of the foregoing actions. In addition, as long as 250 shares of Series C Convertible Preferred remain outstanding, we cannot take the following corporate actions without the separate class vote or written consent of a majority of the then outstanding Series C Preferred: (i) alter the rights, preferences or privileges of any capital stock of us so as to affect adversely the Series C Preferred, (ii) create or issue any class of stock ranking senior to, or on equal basis with, the Series C Preferred with respect to liquidation, (iii) issue any debt securities or incur any indebtedness that would have any preferences over the Series C Preferred upon liquidation of us, or redeem, repurchase, prepay or otherwise acquire any outstanding debt securities or indebtedness of us (subject to certain exceptions), (iv) sell or otherwise transfer 10% or more of our assets (subject to certain exceptions), (v) enter into any agreement, commitment, understanding or other arrangement to take any of the foregoing actions or (vi) cause or authorize any subsidiary of us to engage in any of the foregoing actions.
          Redemption. Any and all shares of Series C Preferred outstanding on July 1, 2009 will be redeemed by us in exchange for payment of cash equal to the face value plus any accrued but unpaid premium on each share of Series C preferred. In addition, holders of the Series C Preferred have the right to require us to redeem their shares of Series C Preferred at the redemption amount specified in the Certificate of Designation upon the occurrence of certain events, such as the following: (a) if we fail to obtain stockholder approval to increase the number of authorized shares of our common stock from 30,000,000 shares to at least 60,000,000 shares, (b) if the PIPE Registration Statement has not been declared effective by the 210th day after the date of issuance or if use of the PIPE Registration Statement is suspended for any period in excess of the permitted blackout period (as defined in the Certificate of Designation), (c) if we fail to remove any restrictive legend on any certificate or any shares of common stock issued to the holders of the Series C Preferred as and when required by the Certificate of Designation, the Securities Purchase Agreement, or the Registration Rights Agreement (other than during a permitted black-out period as defined in the Certificate of Designation), (d) upon a bankruptcy event, (e) upon a sale of all or substantially all of the assets or merger of us or (f) we fail to comply in all material respects with certain specified covenants set forth in the Securities Purchase Agreement or the Registration Rights Agreement (as set forth in the Certificate of Designation). The Company agrees, on or prior to September 30, 2005, to reserve (including obtaining stockholder approval) a sufficient number of authorized but unissued shares of common stock to provide for the full conversion of all of the Series C Preferred (including any and all shares of Series C Preferred issuable upon full exercise of the warrants issued in the private placement), including on account of anti-dilution or other adjustments (the “Reserved Amount”). At any time after the effective date of the PIPE Registration Statement, if the Reserved Amount is insufficient for coverage of the full conversion of all of the Series C Preferred (including any and all shares of Series C Preferred issuable upon full exercise of the warrants issued in the private placement), the holders of the Series C Preferred will have the right to require the Company to redeem their shares of Series C Preferred at the redemption amount specified in the Certificate of Designation and the then unissued portion of such holder’s Reserved Amount allocable to the Series C Preferred will at least equal 100% of the number of shares of common stock issuable upon conversion of such holder’s shares of Series C Preferred.
Liquidation Preference. The holders of the Series C Preferred rank prior to the holders of the common stock with respect to the distribution of the Company’s assets upon a dissolution, liquidation or other similar event. The liquidation preference for a share of Series C Preferred is an amount equal to the face amount plus all accrued premium through the date of final distribution.
In connection with our private placement transaction on March 4, 2004, we issued to Barron Partners, LP warrants to acquire up to 1,500,000 shares of our common stock and 2,000,000 shares of our common stock at exercise price of $0.80 and $1.60, respectively. During the year ended January 31, 2005 Barron Partners, LP exercised the warrant for 1,500,000 shares of our common stock at an exercise price of $0.80 per share. We received proceeds of $1,200,000 from that exercise. The remaining warrant may be exercised at any time until March 4, 2009, and the exercise price may be paid in cash. The warrant holder may also exercise the warrant through a cashless net exercise procedure after March 4, 2005 if the shares underlying the warrant are either not subject to an effective registration statement or, if subject to a registration statement, during a suspension of the registration statement.
In connection with our private placement transaction on July 6, 2005, we issued to the Common Stockholders warrants to acquire up to 833,334 shares of common stock, 416,667 shares of which will be at an exercise price of $1.11 per share and 416,667 shares of which will be at an exercise price of $1.33 per share. These warrants contain a cashless exercise provision, expire five years from the date of issuance and contain adjustment provisions upon the occurrence of stock splits, stock dividends, combinations, reclassifications or similar events of the Company’s capital stock, issuances of the Company’s securities for consideration below the exercise price and pro rata distributions of cash, property, assets or securities to holders of the Company’s common stock. If the $1.11 warrants are exercised in full in cash, the Company would receive upon such exercise aggregate proceeds of $462,500. If the $1.33 warrants are exercised in full in cash, the Company would receive upon such exercise aggregate proceeds of $554,167.
In connection with our private placement transaction on July 6, 2005, we issued to the Preferred Stockholders warrants to acquire up to 2,750,000 shares of common stock, 1,375,000 shares of which will be at an exercise price of $1.11 per share and 1,375,000 shares of which will be at an exercise price of $1.33 per share. These warrants contain a cashless exercise provision, expire five years from the date of issuance and contain adjustment provisions upon the occurrence of stock splits, stock dividends, combinations, reclassifications or similar events of the Company’s capital stock, issuances of the Company’s securities for consideration below the exercise price and pro rata distributions of cash, property, assets or securities to holders of the Company’s common stock. If the $1.11 warrants are exercised in full in cash, the Company would receive upon such exercise aggregate proceeds of 1,526,250. If the $1.33 warrants are exercised in full in cash, the Company would receive upon such exercise aggregate proceeds of $1,828,750. In addition, we issued to the Preferred Stockholders preferred warrants to purchase at an exercise price of $1,000 per share (a) up to 1,375 shares of Series C Preferred, (b) warrants to purchase up to 343,750 shares of common stock at an exercise price of $1.11 per share and (c) warrants to purchase up to 343,750 shares of common stock at an exercise price of $1.33 per share. The preferred warrants expire upon the later of (x) 90 days after the effectiveness of the PIPE Registration Statement and (y) the date upon which the Company obtains stockholder approval of an amendment to its Certificate of Incorporation to increase its number of authorized shares of common stock.
Certain Charter and By-Law Provisions and Delaware Anti-takeover Statute
          Certain provisions of our certificate of incorporation, as amended, and bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock. Certain of these provisions allow us to issue preferred stock without any vote or further action by the stockholders and eliminate the right of stockholders to act by written consent without a meeting. These provisions may make it more difficult for stockholders to take certain corporate actions, and could have the effect of delaying or preventing a change in control of us.
          In addition, we are subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (1) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, or (2) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding of those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (iii) on or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.
Transfer Agent
          The transfer agent and registrar for our common stock is Continental Stock Transfer and Trust Company, 17 Battery Park, 8th Floor, New York, NY 10004.
WHERE YOU CAN FIND MORE INFORMATION
          This prospectus is part of a registration statement on Form S-2 that we filed with the Securities and Exchange Commission, or SEC, under the Securities Act of 1933. Certain information in the registration statement has been omitted from this prospectus in accordance with the rules of the SEC. We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s Public Reference Rooms in Washington, D.C., New York, New York and Chicago, Illinois. The Public Reference Room in Washington, D.C. is located at 450 Fifth Street, N.W. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Rooms. Additional information about PDG Environmental, Inc. can be obtained from our Internet website at www.pdge.com.

          The SEC allows us to “incorporate by reference” certain of the information required by this prospectus, which means that we can disclose important information to you by referring you to those documents we filed with the SEC. The information incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below:
•	Annual Report on Form 10-K for the fiscal year ended January 31, 2005, as filed with the SEC on May 2, 2005, and as amended on Form 10-K/A filed on May 31, 2005, and as further amended on Form 10-K/A-2 filed on June 10, 2005, as further amended on Form 10-K/A-3 filed on September 8, 2005, and as further amended on Form 10-K/A-4 filed on September 22, 2005;

•	Quarterly Report on Form 10-Q for the quarter ended April 30, 2005 as filed with the SEC on June 14, 2005 and as amended on Form 10-Q/A filed on September 8, 2005;

•	Current Report on Form 8-K filed with the SEC on February 28, 2005;

•	Current Report on Form 8-K filed with the SEC on April 11, 2005;

•	Current Report on Form 8-K filed with the SEC on June 15, 2005;

•	Current Report on Form 8-K filed with the SEC on June 23, 2005;

•	Current Report on Form 8-K filed with the SEC on June 24, 2005;

•	Current Report on Form 8-K filed with the SEC on July 7, 2005;

•	Current Report on Form 8-K filed with the SEC on July 15, 2005;

•	Current Report on Form 8-K filed with the SEC on August 31, 2005;

•	Quarterly Report on Form 10-Q for the quarter ended July 31, 2005 as filed with the SEC on September 14, 2005;

•	Current Report on Form 8-K filed with the SEC on September 15, 2005; and

•	All other reports we filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 since the date of our latest annual report on Form 10-K and quarterly report on Form 10-Q.
Upon receipt of any oral or written request we will provide, free of charge, to any person to whom a prospectus is delivered a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus, other than the exhibits to those documents. Please direct your written requests to: Corporate Secretary, PDG Environmental, Inc., 1386 Beulah Road, Building 801, Pittsburgh, PA 15235.
Any statements made in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference in this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of our common stock in any state where the offer is not permitted You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front page of those documents.
DOCUMENTS DELIVERED WITH THIS PROSPECTUS
This prospectus is accompanied by our Annual Report on Form 10-K, as amended, for the fiscal year ended January 31, 2005, as amended on Form 10-K/A-1 filed May 31, 2005, as further amended on Form 10-K/A-2 filed June 10, 2005, as further amended on Form 10-K/A-3 filed September 8, 2005, and as further amended on Form 10-K/A-4 filed September 22, 2005,our Quarterly Report on Form 10-Q for the quarter ended April 30, 2005, as amended on Form 10-Q/A filed on September 8, 2005, and our Quarterly Report on Form 10-Q for the quarter ended July 31, 2005, as well as reports filed on Form 8-K since the date of our annual report..
LEGAL MATTERS

          The validity of the shares of common stock offered under this prospectus is being passed upon for us by Cohen & Grigsby, P.C., Pittsburgh, Pennsylvania.
EXPERTS
The consolidated balance sheets as of January 31, 2005 and 2004, and the consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the three years in the period ended January 31, 2005, incorporated by reference in this prospectus, have been included herein in reliance on the report of Parente Randolph, LLC, independent registered public accounting firm, given on the authority of that firm as experts in auditing and accounting.
With respect to the unaudited interim financial information for the periods ended April 30, 2005 and 2004, incorporated by reference in this prospectus, the independent registered public accounting firm has reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report included in the company’s quarterly report on Form 10-Q for the quarter ended April 30, 2005, and incorporated by reference herein, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because that report is not a “report” or a “part” of the registration statement prepared or certified by the accountants within the meaning of sections 7 and 11 of the act.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
     The following table is an itemization of all expenses, without consideration to future contingencies, incurred or expected to be incurred by us connection with the issuance and distribution of the securities being offered by this prospectus. Items marked with an asterisk (*) represent estimated expenses. We have agreed to pay all the costs and expenses of this offering. The selling stockholders have not and will not pay any offering expenses.

ITEM	EXPENSE
SEC Registration Fee	$4,402.82
Legal Fees and Expenses	$22,000.00
Accounting Fees and Expenses	$3,000.00
Miscellaneous*	$500.00

Total*	$29,902.82

*	Estimated Figure

ITEM 15.	INDEMNIFICATION OF OFFICERS AND DIRECTORS
     Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law. The Tenth Article of our Certificate of Incorporation and section 12.4 of our Bylaws provide that we shall indemnify directors and officers, to the fullest extent allowed by the DGCL, against expenses (including attorneys’ fees), judgements, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative. To the extent permitted by the DGCL, we may indemnify any person who may be a party to a derivative action if the person acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, and we will indemnify officers and directors for all expenses, including attorney’s fees, for successfully completed defenses to actions, suits or proceedings, on the merits or otherwise. We may also purchase insurance to protect against these liabilities regardless of our power to indemnify any individual. We have entered into indemnification agreements with our directors and executive officers, in addition to indemnification provided for in the our Bylaws, and intend to enter into indemnification agreements with any new directors and executive officers in the future.

ITEM 16.	EXHIBITS
Exhibits included or incorporated by reference herein are set forth in the Exhibit Index, and are filed as part of this Registration Statement on Form S-2.

ITEM 17.	UNDERTAKINGS
(a) The undersigned Registrant hereby undertakes:

1. To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement:
(i)	Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	Reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2.	That, for determining liability under the Securities Act of 1933, each such post-effective amendment shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time to be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities which remains unsold at the termination of the offering.
(b) In so far as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.
SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, State of Pennsylvania on September 22, 2005.

PDG ENVIRONMENTAL, INC.

By:	/s/ John C. Regan

John C. Regan,
Chairman, Chief Executive Officer, Principal
Financial Officer and Principal Accounting Officer
We, the undersigned directors of PDG Environmental, Inc., hereby severally constitute and appoint John C. Regan, our true and lawful attorney-in-fact, with the power to sign for us and in our names in the capacities indicated below the registration statement on Form S-2 filed herewith and any and all pre-effective and post-effective amendments to said registration statement and generally to do all such things in our name and behalf in our capacities as directors to enable PDG Environmental, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney to said registration statement and any and all amendments thereto.
Pursuant to the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

/s/ John C. Regan	September 22, 2005

John C. Regan
Chairman and Chief Executive Officer
(Principal Executive Officer, Financial Officer, Accounting Officer and Director)

Richard A. Bendis, Director	/s/ Richard A. Bendis

Richard A. Bendis, Director
September 22, 2005

Edgar Berkey, Director	/s/ Edgar Berkley

Edgar Berkley, Director
September 22, 2005

James D. Chiafullo, Director	/s/ James D. Chiafullo

James D. Chiafullo, Director
September 22, 2005

Edwin J. Kilpela, Director	/s/ Edwin J. Kilpela

Edwin J. Kilpela, Director
September 22, 2005

EXHIBIT INDEX

2.1	Asset Purchase Agreement among Flagship Services, Group, Inc., a Texas corporation, Flagship Reconstruction Partners, Ltd., a Texas limited partnership, Flagship Reconstruction Associates – Commercial, Ltd., a Texas limited partnership, and Flagship Reconstruction Associates – Residential, Ltd., a Texas limited partnership, and Certain Sole Shareholder Thereof. and PDG Environmental, Inc., a Delaware corporation and Project Development Group, Inc., a Pennsylvania corporation, filed as Exhibit 2.1 to the registrant’s Current Report on Form 8-K dated August 31, 2005, is incorporated herein by reference.

2.2	Promissory Note among Flagship Services, Group, Inc., a Texas corporation, Flagship Reconstruction Partners, Ltd., a Texas limited partnership, Flagship Reconstruction Associates - Commercial, Ltd. a Texas limited partnership, and Flagship Reconstruction Associates - Residential, Ltd., a Texas limited partnership Environmental, Inc., a Delaware corporation, filed as Exhibit 2.2 to the registrant’s Current Report on Form 8-K dated August 31, 2005, is incorporated herein by reference.

2.3	Common Stock Purchase Warrant to purchase 250,000 shares of Common Stock of PDG Environmental, Inc. among Flagship Services, Group, Inc., a Texas corporation, Flagship Reconstruction Partners, Ltd., a Texas limited partnership, Flagship Reconstruction Associates Commercial, Ltd., a Texas limited partnership, and Flagship Reconstruction Associates — Residential, Ltd., a Texas limited partnership, and PDG Environmental, Inc., a Delaware corporation, filed as Exhibit 2.3 to the registrant’s Current Report on Form 8-K dated August 31, 2005, is incorporated herein by reference.

2.4	Common Stock Purchase Warrant to purchase 150,000 shares of Common Stock of PDG Environmental, Inc. among Flagship Services, Group, Inc., a Texas corporation, Flagship Reconstruction Partners, Ltd., a Texas limited partnership, Flagship Reconstruction Associates Commercial, Ltd., a Texas limited partnership, and Flagship Reconstruction Associates — Residential, Ltd., a Texas limited partnership, and PDG Environmental, Inc., a Delaware corporation, filed as Exhibit 2.4 to the registrant’s Current Report on Form 8-K dated August 31, 2005, is incorporated herein by reference.

3.1	Certificate of Incorporation of the registrant and all amendments thereto, filed as Exhibit 3.1 to the registrant’s Annual Report on Form 10-K for the year ended September 30, 1990, is incorporated herein by reference.

3.2	Certificate of Amendment to the Certificate of Incorporation of the registrant, approved by stockholders on June 25, 1991, filed as Exhibit 3(a) to the registrant’s Quarterly Report on Form 10-Q for the quarter ended July 31, 1991, is incorporated herein by reference.

3.3	Amended and Restated By-laws of the registrant, filed as Exhibit 4.2 to the registrant’s registration statement on Form S-8 of securities under the PDG Environmental, Inc. Amended and Restated Incentive Stock Option Plan as of June 25, 1991, are incorporated herein by reference.

4.1	Certificate of the Powers, Designation, Preferences, and Relative, Participating, Optional or Other Rights, and the Qualifications, Limitations or Restrictions of the Series A, 9.00% Cumulative Convertible Preferred Stock, filed as Exhibit H with the registrant’s preliminary proxy materials on July 23, 1990 (File No. 0-13667), is incorporated herein by reference.

4.2	Certificate of Amendment of Certificate of the Powers, Designation, Preferences and Relative, Participating, Optional or Other Rights, and the Qualifications, Limitations, or Restrictions of the Series A 9% Cumulative Convertible Preferred Stock (par value $0.01 per share), filed as Exhibit 4(a) to the registrant’s Quarterly Report on Form 10-Q for the quarter ended July 31, 1993, is incorporated herein by reference.

4.3	Certificate of Powers, Designation, Preferences and Relative, Participating, Optional or Other Rights, and the Qualifications, Limitations or Restrictions of the Series B, 4.00% Cumulative, Convertible Preferred Stock, filed as Exhibit 4.2 to the registrant’s registration on Form S-3 on March 17, 1993, is incorporated herein by reference.

4.4	Loan Agreement dated August 3, 2000 between Sky Bank and PDG Environmental, Inc., PDG, Inc., Project Development Group, Inc. and Enviro-Tech Abatement Services Co., filed as Exhibit 4.4 to the registrant’s Annual Report on Form 10-K for the year ended January 31, 2001, is incorporated herein by reference.

4.5	Certificate of Designation, Preferences and Rights of Series C Convertible Preferred Stock, filed as Exhibit 4.1 to the registrant’s Current Report on Form 8-K filed on July 7, 2005, is incorporated herein by reference.

4.6	Registration Rights Agreement between PDG Environmental, Inc. and Common Stock Purchasers, dated July 1, 2005, filed as Exhibit 4.2 to the registrant’s Current Report on Form 8-K dated July 7, 2005, is incorporated herein by reference.

4.7	Form of Common Stock Warrant issued to Common Investors, filed as Exhibit 4.3 to the registrant’s Current Report on Form 8-K filed on July 7, 2005, is incorporated herein by reference.

4.8	Registration Rights Agreement between PDG Environmental, Inc. and Series C Convertible Preferred Stock Purchasers, dated July 1, 2005, filed as Exhibit 4.4 to the registrant’s Current Report on Form 8-K dated July 7, 2005, is incorporated herein by reference.

4.9	Form of Common Stock Warrant issued to Preferred Investors, filed as Exhibit 4.5 to the registrant’s Current Report on Form 8-K dated July 7, 2005, is incorporated herein by reference.

4.10	Form of Common Stock Warrant issued to Preferred Investors, filed as Exhibit 4.6 to the registrant’s Current Report on Form 8-K dated July 7, 2005, is incorporated herein by reference.

4.11	Form of Preferred Warrant issued to Preferred Investors, filed as Exhibit 4.7 to the registrant’s Current Report on Form 8-K dated July 7, 2005, is incorporated herein by reference.

5.1	Opinion of Cohen & Grigsby, P.C. regarding Legality of Common Stock.

10.1	Indemnity Agreement dated as of the first day of July 1990 by and among Project Development Group, Inc. and John C. and Eleanor Regan (deceased), filed as Exhibit 10.1 to the registrant’s Annual Report on Form 10-K for the year ended September 30, 1990, is incorporated herein by reference.

10.2	Assumption Agreement entered into as of the fourteenth day of December 1990 among Project Development Group, Inc., and John C. and Eleanor Regan, filed as Exhibit 10.2 to the registrant’s Annual Report on Form 10-K for the year ended September 30, 1990, is incorporated herein by reference.

10.3	PDG Environmental, Inc. Amended and Restated Incentive Stock Option Plan as of June 25, 1991, filed as Exhibit 10.3 to the registrant’s Annual Report on Form 10-K for the year ended January 31, 1992, is incorporated herein by reference.

10.4	PDG Environmental, Inc. 1990 Stock Option Plan for Employee Directors, filed as Exhibit 10.4 to the registrant’s Annual Report on Form 10-K for the year ended January 31, 1992, is incorporated herein by reference.

10.5	PDG Environmental, Inc. 1990 Stock Option Plan for Non-Employee Directors, filed as Exhibit 10.5 to the registrant’s Annual Report on Form 10-K for the year ended January 31, 1992, is incorporated herein by reference.

10.6	Demand note between the registrant and John C. Regan, filed as Exhibit 10.4 to the registrant’s Annual Report on Form 10-K for the transition period from October 1, 1990 to January 31, 1991, is incorporated herein by reference.

10.7	Demand note between the registrant and Dulcia Maire, filed as Exhibit 10.6 to the registrant’s Annual Report on Form 10-K for the transition period from October 1, 1990 to January 31, 1991, is incorporated herein by reference.

10.8	Loan Agreement dated August 3, 2000 between Sky Bank and PDG Environmental, Inc., PDG, Inc., Project Development Group, Inc. and Enviro-Tech Abatement Services Co. (as it appears at 4.4).

10.9	Employee Agreement dated February 15, 2004 for John C. Regan filed as Exhibit 10 of the PDG Environmental, Inc. Current Report on Form 8-K dated February 28, 2005, is hereby incorporated herein by reference.

10.10	Asset Purchase Agreement dated June 15, 2001 by and among Tri-State Restoration, Inc. Project Development Group, Inc. and PDG Environmental, Inc., filed as Exhibit 2 of the registrant’s Interim Report on Form 8-K dated July 6, 2001, is hereby incorporated herein by reference.

10.11	Stock Purchase Agreement between PDG Environmental, Inc. and Barron Partners, LP, dated March 4, 2004 along with Registration Rights Agreement between PDG Environmental, Inc. and Barron Partners, LP, First Warrant to purchase shares of PDG Environmental, Inc. and Second Warrant to purchase shares of PDG Environmental, Inc. filed as Exhibits 10.1, 10.2, 10.3 and 10.4 of the registrant’s Interim Report on Form 8-K dated March 12, 2004, is hereby incorporated herein by reference.

10.12	Eleventh Amendment to Loan Agreement, dated June 22, 2005, is made by and among PDG Environmental, Inc., Project Development Group, Inc., Enviro-Tech Abatement Services, Inc., and PDG, Inc., and Sky Bank filed as Exhibit 10 of the registrant’s Interim Report on Form 8-K dated June 22, 2005, is hereby incorporated by reference.

10.13	Tenth Modification of Open-Ended Mortgage and Security Agreement, dated June 22, 2005, is made by and among PDG Environmental, Inc., Project Development Group, Inc., Enviro-Tech Abatement Services, Inc., and PDG, Inc., and Sky Bank filed as Exhibit 10.1 of the registrant’s Interim Report on Form 8-K dated June 22, 2005, is hereby incorporated by reference.

10.14	Termination Agreement, dated June 22, 2005, is made by and among John C. Regan and Sky Bank filed as Exhibit 10.2 of the registrant’s Interim Report on Form 8-K dated June 22, 2005, is hereby incorporated by reference.

10.15	Facility Note F, dated June 22, 2005, is made by and among PDG Environmental, Inc., Project Development Group, Inc., Enviro-Tech Abatement Services, Inc., and PDG, Inc., and Sky Bank filed as Exhibit 10.3 of the registrant’s Interim Report on Form 8-K dated June 22, 2005, is hereby incorporated by reference.

10.16	Securities Purchase Agreement between PDG Environmental, Inc. and Common Stock Purchasers, dated July 1, 2005, filed as Exhibit 10.1 to the registrant’s Current Report on Form 8-K dated July 7, 2005, is incorporated herein by reference.

10.17	Securities Purchase Agreement between PDG Environmental, Inc. and Series C Convertible Preferred Stock Purchasers, dated July 1, 2005, filed as Exhibit 10.1 to the registrant’s Current Report on Form 8-K dated July 7, 2005, is incorporated herein by reference.

14	Code of Ethics (incorporated by reference to the registrant’s Annual Report on Form 10-K for the year ended January 31, 2004)

23.1	Consent of Parente Randolph, LLC, independent auditors

23.2	Consent of Cohen & Grigsby, P.C., counsel to the Company (included in Exhibit 5.1)

24.	Powers of Attorney of certain directors (included on signature page)